CORRESP

December 28, 2010

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Joseph McCann Division of Corporate Finance

Re:	First Titan Corp. ("the Company") Amendment No. 1 to Registration Statement on Form S-1/A File No. 333-170315 Filed November 3, 2010

Dear Mr. McCann:

In response to your letter of November 30, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed November 3, 2010 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

Fee Table

1.	Please clarify whether you calculated the fee based on Securities Act Rule 457(a) or Rule 457(o).

RESPONSE:

Rule 457(o). The Company registered the dollar amount being offered.

Prospectus Summary – Use of Proceeds, page 6

2.

We refer to your disclosure on page 26. Please revise to disclose, if true, that the maximum proceeds from this offering will only satisfy your “basic, subsistence cash requirements for up to 12 months.” Please also revise to clarify your disclosure concerning the use of funds to implement your business and marketing plan to discuss the need for an additional $550,000 to implement this plan.

RESPONSE:

We concur with the Staff and have revised to disclose that the maximum proceeds from this offering will only satisfy our “basic, subsistence cash requirements for up to 12 months.”

3.	We refer to your disclosure on page 15 which appears to indicate that the first $8,750 in proceeds from the offering will cover offering expenses. Please revise the summary to clarify this point.

RESPONSE:

We added the following “If we are only able to sell less than 25% of the securities we are offering, substantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Florida and maintain our status as a reporting issuer with the SEC.”

Risk Factors, page 6

4.

We note your disclosure in the fourth paragraph on page 34. Please include a risk factor concerning your chief financial officer’s/chief accounting officer’s lack of a professional background in accounting or finance: include in your risk factor, to the extent appropriate, the risks you may face in establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15© and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

RESPONSE:

We concur with the Staff and have added information on the risks faced in establishing and maintaining disclosure controls and procedures and internal controls over financial reporting

5.

We note from your disclosure “Competition” on page 34 that there are existing competitors in the markets you intend to address. Please expand your risk factors to address the competition you will face from existing competitors.

RESPONSE:

We concur with the Staff and have expanded the risk factors to address competition from existing competitors.

Summary of our financial Information, page 7.

6.

Please delete the labels “audited from the column headers. You may alternatively disclose that the summary financial data has been derived from your audited financial statements. This comment also applies to the corresponding presentation on page 29 of MD&A.

RESPONSE:

We concur with the Staff and have deleted the labels “audited” from the column headers.

Dilution of the price you pay for your shares, page 17

7.

It is not clear that the dilution data has been rounded consistently. For instance, we note the rounding inconsistency with the pre-offering net tangible book value. Please review underlying calculation and revise as necessary so that the amounts have been rounded in a consistent manner.

RESPONSE:

We concur with the Staff and have revised the prospectus to be consistent in the rounding.

Plan of Distribution, page 17.

8.

We note your disclosures on page 18 that payment for the shares shall be made at the time the subscription agreement is submitted and that prospective investors have a two-day cancellation right. Please revise to clarify when investors acquire rights as shareholders. Please also revise to explain whether you will delay issuing share certificates until the two-day cancellation right period has expired and how you will hold the funds of prospective investors during the cancellation right period. Please also revise to address how these funds would be treated in the event of your bankruptcy.

RESPONSE:

We concur with the staff and have revised the registration statement to eliminate the two-day cancellation right period.

Business Description, page 20.

Overview, page 20.

9.

Please expand your disclosure in this section so that an investor who is not familiar with your intended industry can better understand the panels, instrument panels and wiring harnesses that you intend to sell. Please briefly explain the purpose and function of each product, including what engine functions your product will measure and/or display. Please also disclose whether these products may be sold both separately and/or together as a package.

RESPONSE:

We concur with the Staff and have revised the prospectus to enable prospective investors to better understand the panels, instrument panels and wiring harnesses that we intend to sell.

Business Strategy, page 21

10.

We note your disclosure that there is a “strong need for a new innovative approach in the design and manufacturing of industrial panels and wire harnesses…”.  Please revise to clarify how your business plan would be an innovative approach and to clarify your competitive position and methods for competing in this regard. Please refer to Item 101(b)(4)(iv) of Regulation S-K

RESPONSE:

We concur with the staff and have revised the registration statement regarding “innovative approach”

11.

We note your disclosure on page 21 and elsewhere concerning the significance of obtaining the “highest regarded” ISO 9001 Quality Certification. Please describe in greater detail the process for obtaining the certification, including the cost of obtaining the certification, the duration of the certification process, and whether you obtain the certification prior to selling your products to manufacturers. Please also discuss the ISO “enforcement action” process and the impact such action could have on your business..

RESPONSE:

We concur with the Staff and have elaborated on the significance of obtaining the “highest regarded” ISO 9001 Quality Certification and detailed the process for obtaining the certification.

12.	Please revise to identify, if known, the geographic markets that you will target. In this regard we note you disclosure on page 22 to concerning European Union requirements.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect that the United States should be the first market addressed and later we intend to evaluate other opportunities prior to expansion.

The Market page 23.

13.

We note your disclosure here and elsewhere that management estimates the value of the markets in the “multi-billion dollar range.” To the extent that you believe an estimate of market size is material to investors and can be estimated with reasonable accuracy, please revise to disclose a more narrow and meaningful range and tell us why management believes such data is reliable.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect the difficulty of estimating market size.

Management’s Discussion and Analysis, page 25.

Overview, page 25

14.	Please reconcile your disclosure in the final sentence of the second paragraph on page 26 that you will dedicate offering proceeds to satisfy your continuous disclosure.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect continuous disclosure.

Financial Statements

15.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

RESPONSE:

We concur with the Staff and intend to update the financial statements when required by Rule 8-08 of Regulation S-X

Balance Sheet, page F-2

16.	Please revise or clarify why the balance sheet is as of September 16, 2010 and not as of September 30, 2010.

We concur with the Staff and have revised the prospectus to reflect the September 30 date.

Exhibits

17.	Please include an updated account’s consent with any amendment to the filing.

RESPONSE:

We intend to include our auditors consent with any amendment to the filing

Exhibit 5.1

18.

We reference the assumptions in the first sentence in each of the first and second paragraphs of the second page of the opinion. Since these assumptions have the effect of shifting the burden of these matters to investors, if counsel can readily ascertain the assumed matters through an officer’s certificate, please have counsel revise its opinion to remove these assumptions.

RESPONSE:

We have provided our counsel with an officer’s certificate which addresses the assumptions in the aforementioned paragraphs and counsel has revised the assumptions accordingly.

19.

Given the date restrictions in the second and third paragraphs of the second page of the opinion, please have counsel file an opinion dated the date you intended your registration statement to be declared effective.

RESPONSE:

Counsel’s opinion letter will be revised to reflect the new filing date of the impending amendment to the registration statement.  Pursuant to our counsel’s telephone conversation with staff attorney, Tim Buchmiller, Esquire, we will file an “exhibits only” amendment to the registration statement upon being notified by the Commission staff that it has no further comments.  This final amendment will contain counsel’s opinion letter dated as of the effective date of the registration statement.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (727) 471-0444, facsimile (727) 471-0447, or e-mail at  cjh@huntlawgrp.com.

Sincerely,

FIRST TITAN CORP.

/s/ Robert Tatar

Robert Tatar, President

Enclosure(s):

1.   First Titan Corp’s  Form S-1/A-2 Registration Statement

2.   Attorney’s opinion letter

3.   Auditor’s opinion letter.